Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 30, 2014

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Westcore Trust (the “Registrant”)

File Nos. 002-75677; 811-03373

Post-Effective Amendment No. 83

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Securities and Exchange Commission on April 8, 2014 to Post-Effective Amendment No. 83 (“PEA 83”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

APRIL 8, 2014 STAFF COMMENTS:  PEA 83 – GENERAL

1.

Staff Comment: Please provide the standard “Tandy” representations.

Registrant’s Response: The Registrant hereby acknowledges that:

a)

the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

b)

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

c)

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

2.

Staff Comment:  To the extent the Fund may invest in derivatives, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Registrant’s Response:  The Registrant confirms that the Fund does not intend to use derivatives in connection with its principal investment strategies.

APRIL 8, 2014 STAFF COMMENTS:  PEA 83 – PROSPECTUS

3.

Staff Comment:  Please send a copy of the completed “Annual Fund Operating Expenses” table for the Fund that includes the applicable fees and expenses to the SEC Staff prior to the Registrant’s next post-effective amendment.

Registrant’s Response:  The Registrant has provided a copy of the completed “Annual Fund Operating Expenses” table for the Fund to the SEC Staff via electronic mail on April 22, 2014.

4.

Staff Comment:  If applicable, please include disclosure in Footnote (2) under the “Annual Fund Operating Expenses” table in the Summary Section for the Fund indicating that the Adviser may recoup certain fees waived or expenses reimbursed under the terms of the contractual waiver.

Registrant’s Response:  Under the terms of its contractual arrangement with the Fund, the Adviser is not permitted to recoup any amounts that would cause the Fund’s expenses during the term of the contractual waiver to exceed the agreed-upon percentage.  Consequently, the Registrant does not believe that additional disclosure in Footnote (2) is warranted.

5.

Staff Comment:  In the Summary Section of the Fund’s prospectus, under the caption titled “Example,” please revise the sentence which states “[t]he Example also assumes that your investment has a 5% return each year and that the Fund’s total annual operating expenses remain the same….” to clarify that the Adviser’s agreement to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses is not reflected for more than 1-year in each example.

Registrant’s Response:  The Registrant understands that, while its expense waiver and reimbursement agreement is expected to be in place through April 30, 2015, the Fund does not expect to waive or reimburse any amounts during the term of this agreement.  As a consequence, the Registrant believes it would be confusing to shareholders to imply that the expense example for the first year reflects waivers and/or reimbursements, and thus respectfully declines to include the additional sentence.

6.

Staff Comment:  In the Summary Section of the Fund’s prospectus, under the caption titled “Portfolio Turnover,” please consider including “Frequent Turnover Risk” as a Principal Risk for the Fund since the portfolio turnover rate for the most recent year was over 100% of the average value of its portfolio.

Registrant’s Response:  The Registrant has moved the following disclosure out of the Prospectus section titled “Additional Investment Strategies and General Portfolio Policies” and incorporated this disclosure as part of the Fund’s Principal Risks in both the Summary section under “Principal Risks of Investing in the Fund” and in the Prospectus under “Risks of the Fund”:

Portfolio Turnover Risk – A high rate of turnover (100% or more) involves correspondingly greater expenses, which must be borne by the Fund and its shareholders.  It may result in higher short-term capital gains taxable to shareholders.  These gains are taxable at higher rates than longer-term capital gains.  Frequent trading could also mean higher brokerage commissions and other transaction costs, which could reduce the Fund’s return.

7.

Staff Comment:  In the Summary Section of the Fund’s prospectus, under the caption titled “Tax Information,” please revise the disclosure to clarify that amounts held through tax-deferred arrangements may be taxed upon withdrawal.

Registrant’s Response:  The Registrant has incorporated the following disclosure under the caption:

Investments held through such tax-deferred arrangements may be taxed in the future upon withdrawal from such arrangements.

8.

Staff Comment:  In the Summary Section of the Fund’s prospectus, in the second bullet of the “Principal Investment Strategies of the Fund,” please clarify why the MIDCO Growth Fund is referenced.

Registrant’s Response:  The reference is to the Westcore MIDCO Growth Fund, another series of the Registrant.  As all series of the Registrant, including both the Fund and the Westcore MIDCO Growth Fund, are incorporated into a combined prospectus and statement of additional information, the Registrant believes such disclosure is useful to shareholders when comparing funds within Westcore Trust deciding in which fund to invest.

9.

Staff Comment:  In the General Account Policies section of the prospectus, under the caption titled “Annual Small Balance Account Maintenance Fee – Retail Class Only,” please clarify whether it is the Registrant’s policy to deduct the annual maintenance fee in the event of a market decline, in addition to shareholder redemption activity.

Registrant’s Response: In response to the comment, the Registrant has revised the disclosure to state:

The Fund may deduct an annual maintenance fee of $12.00 from accounts serviced directly by the Fund with a value less than $750 due to either market activity or redemptions.

10.

Staff Comment:  In the General Account Policies section of the prospectus, under the caption titled “Right to Delay Delivery & Redeem In-Kind,” please consider incorporating disclosure which describes the potential effects of a redemption in-kind.

Registrant’s Response:  In response to the comment, the Registrant has revised the disclosure to also include the following:

Shareholders who receive a redemption in-kind may incur additional costs when they convert the securities received to cash and may receive less than the redemption value of their securities, particularly where securities are sold prior to maturity.

11.

Staff Comment:  In the General Account Policies section of the prospectus, under the caption titled “Right to Delay Delivery & Redeem In-Kind,” please confirm the meaning of the last sentence, which states “[t]he Fund may also suspend or postpone the recording of the transfer of their shares upon the occurrence of any of the foregoing conditions.”

Registrant’s Response: The disclosure noted in the comment is intended to refer to those circumstances, as described under the caption, during which the Fund may suspend or postpone the entry and recording of orders it has already received as a result of market closures or restrictions.  The Registrant believes the disclosure remains appropriate as it is anticipated that Fund shares may generally not be priced during such periods, and that the recording of purchase and redemption orders would be suspended or postponed as a result.

12.

Staff Comment: In the General Account Policies section of the prospectus, under the caption titled “Valuation – Valuing Fixed Income Securities,” please include disclosure regarding the effects and consequences of fair value pricing.

Registrant’s Response: In response to the comment, the Registrant has revised the existing disclosure to state “[i]f any security is valued using fair value pricing, a Fund’s value for that security is likely to be different from the last quoted market price and from the prices used by other mutual funds to calculate their net asset values.”

13.

Staff Comment: In the Financial Highlights section of the prospectus, the Staff notes that the Fund’s portfolio turnover rate has been in excess of 100% for the years noted.

Registrant’s Response:  The Registrant has incorporated additional disclosure regarding Portfolio Turnover Risk in the Fund’s Principal Risks, as noted in Registrant’s response to Comment 6 above.

APRIL 8, 2014 STAFF COMMENTS:  STATEMENT OF ADDITIONAL INFORMATION (“SAI”) INCLUDED IN PEA 83 (“SAI PEA 83”)

14.

Staff Comment: In the Investment Limitations section of the SAI, please consider relocating the portion of fundamental investment limitation No. 4 which indicates it relates to a non-fundamental investment limitation of the Fund.

Registrant’s Response: The Registrant has relocated the disclosure referenced in the comment to a new section immediately following the list of the Fund’s fundamental investment limitations.

15.

Staff Comment: In the Types of Investments and Associated Risks section of the SAI, please revise the last sentence under the caption titled “Real Estate Investment Trusts (“REITs”) to state “[t]hese fees and expenses are in addition to fees charged directly to the Fund and borne by Fund shareholders in connection with its operations.”

Registrant’s Response: The Registrant has revised the disclosure in response to the comment.

16.

Staff Comment: In the Additional Purchase and Redemption Information section of the SAI,                please confirm the meaning of the following disclosure and the legal basis supporting the statement:

The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at a net asset value that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing net asset value.

Registrant’s Response: The Registrant believes the disclosure referenced in the comment is in accordance with informal Staff guidance described in “Valuation and Liquidity Issues for Mutual Funds” (Feb. 1997) (ICI Valuation Paper).  Pursuant to this guidance, registrants have an obligation to correct material pricing errors, as addressed therein.  In the event a net asset value error is deemed “material,” it requires reprocessing of the affected transactions.

17.

Staff Comment: In the Additional Purchase and Redemption Information section of the SAI, please clarify the circumstances contemplated by the following disclosure:

The Fund may redeem shares involuntarily if it appears appropriate to do so in light of its responsibilities under the 1940 Act . . . . (emphasis added.)

Registrant’s Response: The Registrant has revised the disclosure to read as follows:

The Fund may redeem shares involuntarily: (i) to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full-payment for shares purchased by the shareholder; (ii) to collect any charge relating to a transaction effected for the benefit of a shareholder; (iii) in connection with the closing of an account, if the shareholder is deemed to engage in activities relating to the Fund that are illegal or otherwise believed to be detrimental to the Fund, as provided in the Prospectus; and (iv) in connection with a low balance account, as provided in the Prospectus. In addition, the Fund reserves the express right to redeem shares of each Fund involuntarily at any time if the Fund’s Board determines, in its sole discretion, that failure to do so may have adverse consequences to the holders of shares in the Fund.

The Registrant believes that the non-exhaustive nature of the list and the Board’s reservation of discretion is appropriate given the Board’s and the Fund’s interest in seeking to ensure compliance with applicable laws and regulations in circumstances which may not be reasonably foreseeable, for example where a shareholder’s residence in a foreign jurisdiction imposes regulatory restrictions on the Fund, or where a shareholder is added to the Specially Designated Nationals List maintained by the Office of Foreign Assets Control.

18.

Staff Comment: In the Additional Purchase and Redemption Information section of the SAI, please clarify what is meant by the reference to property in the sentence which states that shareholder who receive a redemption in-kind may “…incur additional costs when they convert the securities or property received to cash and may receive less than the redemption value….”

Registrant’s Response: The reference to “property” has been deleted in response to the comment.

19.

Staff Comment: In the Additional Purchase and Redemption Information section of the SAI, please clarify the statement which provides that on a business day when the NYSE closes early due to a partial holiday or otherwise, the Trust will “…advance the time at which purchase and redemption orders must be received in order to be processed on that business day.”

Registrant’s Response:  The Registrant has revised the disclosure in response to the comment.

20.

Staff Comment:  In the Additional Purchase and Redemption Information section of the SAI, the Fund states that it “may redeem shares involuntarily . . . to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder that is applicable to Fund shares . . .”  Please clarify why this does not render the Fund shares “assessable.”

Registrant’s Response:  The Registrant believes that its understanding of the term “non-assessable” in this context is consistent with the view articulated by the Staff in Legality and Tax Opinions in Registered Offerings, Legal Bulletin No. 19 (October 14, 2011), which is that “the security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors.”

The Staff also noted that “the corporation law term “non-assessable” [has] no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts” and that the closest analogous question is “whether purchasers of securities of these entities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities.”

In arriving at its understanding of the term “non-assessable” as applicable to the Fund’s shares, the Registrant also considers instructive the 1998 Report of the TriBar Opinion Committee on Third-Party “Closing” Opinions (the “TriBar Report”).  In the TriBar Report, the Committee notes that the opinion that shares are “non-assessable” relates to “assessment statutes of a type that were once common . . . that authorize corporations under certain circumstances to assess stockholders on a per share basis for an additional amount even though their Shares have been fully paid.”

The Additional Purchase and Redemption Information section of the SAI notes that shares may be redeemed involuntarily if “it appears appropriate to do so in light of [the Fund’s] responsibilities under the 1940 Act.”  As noted in the response to Staff Comment No. 17, this may relate to, among other things, situations where there is suspected illegal activity on the part of a shareholder, to ensure compliance with applicable laws and regulations, or where there is a low balance account.  In such instances, involuntary redemptions would not arise “solely by reason of the purchasers’ ownership of the securities,” but instead would be due to acts or omissions on the part of the shareholder in question (e.g., illegal activity or failure to maintain a balance above a minimum amount).  In addition, the Fund may impose account maintenance fees for accounts below a stated threshold.  These fees are flat fee amounts, as disclosed in the Prospectus.  In addition to being applicable due to reasons other than mere ownership of Fund shares, such fees are not imposed on a “per share” basis and consequently do not resemble the type of “assessments” discussed in the TriBar Report.

With respect to situations where shares are redeemed to reimburse the Fund for a loss due to a “failure of a shareholder to make full payment for shares purchased,” the Registrant believes that the non-assessability opinion is inapplicable since one of the operating assumptions typically made by counsel for the purpose of rendering such opinions fails – namely, the assumption that the Registrant has or will receive appropriate consideration for shares as described in the prospectus.  The Registrant notes that the Staff has indicated, in Legal Bulletin No. 19, that it “does not object if counsel assumes that the registrant will receive the required consideration.” In addition, any transaction costs that arise in connection with such redemptions would be due, in part, to the shareholder’s failure to make payment, and as such should not be considered “assessments.”

21.

Staff Comment: In the Management of the Fund section of the SAI, under the caption titled “Standing Board Committees,” please include reference to each Committee member’s status as either “Independent” or “Interested” as required under Form N-1A.

Registrant Response: The Registrant has revised the disclosure to clarify that each member of the Registrant’s Investment Review Committee is “Independent” for purposes of the Investment Company Act of 1940 (the “1940 Act”).

22.

Staff Comment: In the Management of the Fund section of the SAI, under the caption titled “Shareholder and Trustee Liability,” please confirm that the disclosure regarding indemnification therein is consistent with the provisions of the 1940 Act.

Registrant Response:  In order to conform more closely to the views expressed by the Staff in Indemnification by Investment Companies, SEC Release No. IC-11330 (September 4, 1980), the Registrant has amended the indemnification provisions of its declaration of trust to read as follows:

Indemnification of Trustees, Representatives and Employees. The Trust shall indemnify its Trustees, to the fullest extent permitted by law, against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a Trustee or thereafter, by reason of his being or having been such a Trustee, except with respect to any matter as to which he shall have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided that any such indemnification shall be preceded by a reasonable and fair determination that an indemnification shall be made, where such reasonable and fair means of determination would include: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct, or (b) the reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of having acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, by either (i) the vote of a majority of Trustees who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding, or (ii) by the written opinion of independent legal counsel; and further provided that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person.  The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, provided that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust.  The Trustees may make advance payments in connection with the indemnification under this Section 9.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification; and further provided that, as a condition to the advance either: (x) the indemnitee shall provide a security for his or her undertaking; (y) the Trust shall be insured against losses arising by reason of any lawful advances; or (z) either (i) a majority of Trustees who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding or (ii) independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Very truly yours,

/s/ David T. Buhler

David T. Buhler

Secretary of Westcore Trust

cc:

Jasper R. Frontz, Denver Investments LLC

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP